                                              UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                                 Washington, D.C. 20549

                                                   FORM N-8F

                                      APPLICATION FOR DEREGISTRATION
                                         PURSUANT TO SECTION 8(f)
                             OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")
                                         AND RULE 8f-1 THEREUNDER

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger  [applies to Atlas S&P 500 Fund  Atlas Strategic Growth Fund, Atlas Growth Opportunities Fund,
                                Atlas Global Growth Fund, Atlas Emerging Growth Fund, Atlas Value Fund, Atlas Dual Focus Fund,
                                Atlas American Enterprise Bond Fund, Atlas U.S. Government and Mortgage Securities Fund
                                Atlas Independence Star Spangled Fund, Atlas Independence Flagship Fund, Atlas Independence
                                Eagle Bond Fund, Atlas National Municipal Bond Fund, Atlas California Municipal Bond Fund,
                                Atlas Money Market Fund, Atlas California Money Market Fund, Atlas Strategic Income Fund]

[X] Liquidation [applies to Atlas Money Market Fund and Atlas California Money Market Fund]

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:
                Registrant is Atlas Funds.  The series of the Registrant include:

                                Atlas S&P 500 Fund
                                Atlas Strategic Growth Fund
                                Atlas Growth Opportunities Fund
                                Atlas Global Growth Fund
                                Atlas Emerging Growth Fund
                                Atlas Value Fund
                                Atlas Dual Focus Fund
                                Atlas American Enterprise Bond Fund
                                Atlas U.S. Government and Mortgage Securities Fund
                                Atlas Independence Star Spangled Fund
                                Atlas Independence Flagship Fund
                                Atlas Independence Eagle Bond Fund
                                Atlas National Municipal Bond Fund
                                Atlas California Municipal Bond Fund
                                Atlas Money Market Fund
                                Atlas California Money Market Fund
                                Atlas Strategic Income Fund

3. Securities and Exchange Commission File No.:

        811-05485

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

      [ ] Initial Application             [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                                794 Davis Street
                                San Leandro, California 94577

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                 Regina Brown

                  Evergreen Investments, 26th Floor
                  200 Berkeley Street
                  Boston, MA  02116

                  617-210-3687

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
270.31a-1, .31a-2]:

TRUSTS AGREEMENTS, BYLAWS and MINUTE BOOKS:

Maureen E. Towle, Esq.

Evergreen Investments, 26th Floor

200 Berkeley Street

Boston, MA  02116

617-210-3682

  OTHER FUND RECORDS:

Kasey Phillips/Jeremy DePalma

Evergreen Investments, 21st Floor

200 Berkeley Street

Boston, MA  02116

617-210-3372 / 617-210-3588

8. Classification of fund (check only one):

[X] Management company;
[ ] Unit investment trust; or
[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

             [X ] Open-end        [] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers)
during the last five years, even if the fund’s contracts with those advisers have been terminated:

Atlas Advisers, Inc., 794 Davis Street, San Leandro, California 94577 (sub-adviser to Atlas Independence Eagle Bond Fund, Atlas Independence Flagship Fund, Atlas Independence Star Spangled Fund)

Boston Safe Advisors, Inc., One Boston Place, Boston, Massachusetts 02108 (sub-adviser to the Atlas California Municipal Bond Fund and Atlas  National Municipal Bond Fund)

OppenheimerFunds, Inc., Two World Financial Center, 225 Liberty Street, New York, New York 10281 (sub-adviser to Atlas Global Growth Fund, Atlas Growth Opportunities Fund, Atlas Strategic Income Fund, Atlas  U.S. Government And Mortgage Securities Fund and Atlas American Enterprise Bond Fund)

BlackRock Investment Management, LLC,  800 Scudders Mill Road, Plainsboro, New Jersey 08536 (sub-adviser to the Atlas Dual Focus Fund (formerly Atlas Balanced Fund) and Atlas Value Fund )

Renaissance Investment Management, 625 Eden Park Drive, Cincinnati, Ohio 45202 (sub-adviser to Atlas Strategic Growth Fund)

Turner Investment Partners, 1205 Westlakes Drive, Suite 100, Berwyn, Pennsylvania 19312 (sub-adviser to Atlas Emerging Growth Fund)

Barclays Global Fund Advisors, 45 Fremont Street, San Francisco, California 94105 (sub-adviser to the S&P 500 Index Master Portfolio, the Portfolio into which the Atlas S&P 500 Index  Fund invests all of its assets)

New York Life Investment Management LLC, 1180 Avenue of the Americas, 22nd Floor, New York, NY 10036 (former sub-adviser to Atlas Dual Focus Fund (formerly Atlas Balanced Fund))

Hotchkis and Wiley Capital Management LLC, 725 South Figueroa Street, 39th Floor Los Angeles, California 90017-5439 (former sub-adviser to Atlas Value Fund)

Madison Investment Advisors, Inc.,  550 Science Drive, Madison, Wisconsin 53711 (former sub-adviser to Atlas American Enterprise Bond Fund, Atlas Strategic Growth Fund and Atlas Dual Focus Fund (formerly Atlas Balanced Fund))

Pilgrim Baxter & Associates, Ltd., 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087  (former sub-adviser to Atlas Value Fund)

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

                                         Atlas Securities, LLC
                                         794 Davis Street
                                         San Leandro, California 94577

13. If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [ ] Yes       [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

       [X] Yes       [  ] No

If Yes, state the date on which the board vote took place:

                    November 14, 2006

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

       [X] Yes       [  ] No

If Yes, state the date on which the shareholder vote took place:

                    The shareholder vote took place on February 27, 2007 for all funds except Atlas National Municipal Bond Fund and Atlas Strategic Income Fund.

                    For Atlas Strategic Income Fund, the shareholder vote took place on March 23, 2007.

                    For Atlas National Municipal Bond Fund, the shareholder vote took place on May 4, 2007.

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or
Liquidation?

       [X ] Yes       [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

Mergers:

– AtlasStrategic Income Fund distributed shares of the successor fund to its shareholders on or around May 11, 2007.

– Atlas S&P 500 Fund, Atlas Strategic GrowthFund, Atlas Growth OpportunitiesFund, Atlas Global GrowthFund, Atlas Emerging GrowthFund, Atlas Value Fund, AtlasDual FocusFund, Atlas Enterprise Bond Fund and Atlas U.S. Government and Mortgage Securities Fund distributed shares of the respective successor funds to their shareholders on or around May 18, 2007.

– Atlas Star Spangled Fund, Atlas Flagship Fund, Atlas Eagle Bond Fund, Atlas National Municipal Bond Fun and Atlas California Municipal Bond Fund distributed shares of the respective successor funds to their shareholders on or around May 25, 2007.

Liquidations:

– Atlas California Money Market Fund and Atlas Money Market Fund were liquidated on or around March 30, 2007.

(b) Were the distributions made on the basis of net assets?

       [X] Yes       [ ] No

(c) Were the distributions made pro rata based on share ownership?

       [X] Yes       [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For
Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only: [applies to Atlas Money Market Fund and Atlas California Money Market Fund]

Were any distributions to shareholders made in kind?

       [ ] Yes       [X ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

       [ ] Yes       [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

       [X] Yes       [  ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [ ] Yes       [ X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)

       [ ] Yes       [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

       [ ] Yes       [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [ ] Yes       [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses:

                    Mergers:   $248,247
               Liquidations:$0

(ii) Accounting expenses:

                    Mergers:  $93,700
               Liquidations:$8,000

(iii) Other expenses (list and identify separately):

Mergers:

Contract cancellation fee with PFPC	$ 615,560
ADP - Mailing and services to beneficial owners	$ 13,481
Proxy solicitation fees	$ 552,517
Proxy printing	$ 198,242
Postage	$ 178,080
Other professional services	$ 79,024
Licensing	$ 50,003
Misc other	$ 110,305

Total	$ 2,139,229

Liquidations:

Printing and postage	$10,000

  (iv) Total expenses (sum of lines (i)-(iii) above):

                    Mergers:   $2,481,176
               Liquidations:  $18,000

(b) How were those expenses allocated?

                    Evergreen Investment Management Company, LLC, the investment advisor to the surviving funds and an affiliate of the Registrant's investment advisor, and its affiliates paid all expenses incurred in connection with the Mergers and Liquidations of all series of the Registrant.

(c) Who paid those expenses?

                    Evergreen Investment Management Company, LLC, the investment advisor to the surviving funds and an affiliate of the Registrant's investment advisor, and its affiliates paid all expenses incurred in connection with the Mergers and Liquidations of all series of the Registrant.

 (d) How did the fund pay for unamortized expenses (if any)?

                    There were none.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [ ] Yes       [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

       [ ] Yes       [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [ ] Yes       [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

                    All of the assets of the series within the Registrant (listed below under "Atlas Fund") which were involved in a merger were acquired by each Evergreen Fund ("Successor Fund") in exchange for shares of the Successor Fund and the assumption by the Successor Fund of certain identified liabilities of each Atlas Fund.

Atlas Fund	Successor Fund	Series within Evergreen Trust
Atlas Strategic Growth Fund	Evergreen Large Cap Equity Fund	Evergreen Equity Trust
Atlas Growth Opportunities Fund	Evergreen Large Cap Equity Fund	Evergreen Equity Trust
Atlas S&P 500 Index Fund	Evergreen Equity Index Fund	Evergreen Select Equity Trust
Atlas Emerging Growth Fund	Evergreen Small-Mid Growth Fund	Evergreen Equity Trust
Atlas Value Fund	Evergreen Disciplined Value Fund	Evergreen Equity Trust
Atlas Dual Focus Fund	Evergreen Disciplined Value Fund	Evergreen Equity Trust
Atlas Independence Flagship Fund	Evergreen Envision Growth and Income Fund	Evergreen Equity Trust
Atlas Independence Star Spangled Fund	Evergreen Envision Growth Fund	Evergreen Equity Trust
Atlas Independence Eagle Bond Fund	Evergreen Envision Income Fund	Evergreen Equity Trust
Atlas American Enterprise Bond Fund	Evergreen Core Bond Fund	Evergreen Select Fixed Income Trust
Atlas U.S. Government and Mortgage Securities Fund	Evergreen U.S. Government Fund	Evergreen Fixed Income Trust
Atlas California Municipal Bond Fund	Evergreen California Municipal Bond Fund	Evergreen Municipal Trust
Atlas Global Growth Fund	Evergreen Intrinsic World Equity Fund	Evergreen International Trust
Atlas National Municipal Bond Fund	Evergreen Municipal Bond Fund	Evergreen Municipal Trust

All of the assets of Atlas Strategic Income Fund, a series within the Registrant, were acquired by Oppenheimer Strategic Income Fund in exchange for shares of Oppenheimer Strategic Income Fund and the assumption by Oppenheimer Strategic Income Fund of certain identified liabilities of Atlas Strategic Income Fund.

(b) State the Investment Company Act file number of the fund surviving the Merger:

Evergreen Trust	Investment Company Act file no.
Evergreen Equity Trust	811-08413
Evergreen Select Equity Trust	811-08363
Evergreen Select Fixed Income Trust	811-08365
Evergreen Municipal Trust	811-08367
Evergreen International Trust	811-08553
Evergreen Fixed Income Trust	811-08415
Oppenheimer Strategic Income Fund	811-05724

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Evergreen Trust	Investment Company Act file no.	1933 Act no.	Form Type	Date Filed
Evergreen Equity Trust	811-08413	333-138789	485BPOS	January 12, 2007
Evergreen Select Equity Trust	811-08363	333-138786	485BPOS	January 12, 2007
Evergreen Select Fixed Income Trust	811-08365	333-138791	485BPOS	January 12, 2007
Evergreen Municipal Trust	811-08367	333-138792	485BPOS	January 12, 2007
Evergreen International Trust	811-08553	333-138784	485BPOS	January 12, 2007
Evergreen Fixed Income Trust	811-08415	333-138777	485BPOS	January 12, 2007
Oppenheimer Strategic Income Fund	811-05724	333-139700	497	January 30, 2007

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Atlas Funds,
(ii) he or she is the Secretary of Atlas Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

(Signature)

/s/ Lezlie Iannone

Lezlie Iannone